SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Announcement 17 December 2008, Lisbon

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that the Credit Suisse Group now holds less than 2% of the voting rights corresponding to its share capital.

Such new holding resulted from the disposals of PT ordinary shares on regulated market, made on 10 December 2008 by the Credit Suisse Group. As a result, a total holding of 3,921,200 ordinary shares representing 0.42% of the share capital and voting rights in PT is now attributed to the Credit Suisse Group, through the following entities:

•    Credit Suisse International holds 3,398,086 ordinary shares representing 0.36% of the share capital and voting rights in PT;

•    Credit Suisse Securities (USA) LLC holds 4,712 ordinary shares representing 0.0005% of the share capital and voting rights in PT;

•    Credit Suisse Investment Banking holds 367,516 ordinary shares representing 0.04% of the share capital and voting rights in PT;

•    Credit Suisse Private Banking holds 150,886 ordinary shares representing 0.02% of the share capital and voting rights in PT.

Credit Suisse Securities (Europe) Ltd, Credit Suisse International, Credit Suisse Investment Banking, Credit Suisse Securities (USA) LLC and Credit Suisse Private Banking are under the direct control of Credit Suisse (International) Holding which forms the Credit Suisse Group.

As disclosed to the market on 10 December 2008, PT has reduced its share capital from Euro 28,277,855.31 to Euro 26,895,375 pursuant to a share buyback programme. The new share capital is represented by 896,512,500 shares. Taking into consideration the new share capital, Credit Suisse Group’s holding would represent 0.44% of PT’s share capital and corresponding voting rights.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from the Credit Suisse Securities (Europe) Limited.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.